CHINA XD PLASTICS COMPANY LIMITED
No. 9 Dalian North Road, Haping Road Centralized Industrial Park,
Harbin Development Zone, Heilongjiang Province, PRC 150060

June 22, 2010
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549-7010

Re:	China XD Plastics Company Limited Amendment to Registration Statement on Form S-1/A (File No. 333-167423)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), China XD Plastics Company Limited (the “Company”) hereby requests the withdrawal of its Amendment to Registration Statement on Form S-1/A (File No. 333-167423) (the “Amendment”), that was filed with the Securities and Exchange Commission on June 10, 2010.  The Company requests withdrawal of the Amendment because it was coded with the wrong EDGAR submission type code as a Form S-1/A rather than S-3/A.

On June 11, 2010, the Company resubmitted its filing as an amendment to the Registration Statement on Form S-3/A (File No. 333-167423) using the correct EDGAR submission type code.

If you have any questions with respect to the foregoing, please contact Tahra Wright at (212) 407-4122.

Very truly yours, CHINA XD PLASTICS COMPANY LIMITED

By:	/s/ Taylor Zhang
Name: Taylor Zhang
Title: Chief Financial Officer